Exhibit 99.13

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2010 (the “Form 40-F”), I, Chester M. Moore, P. Eng., of Roscoe Postle Associates Inc. (formerly known as Scott Wilson Roscoe Postle Inc.), hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the  Amancaya Project and the La Pepa Project as at December 31, 2010 (the “Estimates”) and to the reports entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009, “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010 and “Technical Report on the Alhué Mine of Minera Florida Limitada, Central Chile, prepared for Yamana Gold Inc., Report for NI 43-101” dated March 22, 2010 (the “Reports”) and to the inclusion of references to and summaries of the Estimates and the Reports (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Chester M. Moore
Name:	Chester M. Moore, P. Eng.
Title:	Principal Geologist

Date: March 31, 2011